Exhibit 3.5

CERTIFICATE OF DESIGNATIONS

OF

SERIES A MANDATORY CONVERTIBLE PARTICIPATING PREFERRED STOCK

OF

AMBAC FINANCIAL GROUP, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

Ambac Financial Group, Inc., a Delaware corporation (the “Corporation”), pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, do hereby certify that, pursuant to the authority expressly vested in its Board of Directors by the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), its Board of Directors duly adopted resolutions providing for the issuance of a series of Preferred Stock of the Corporation, par value $0.01 per share (the “Preferred Stock”), and setting forth the terms, preferences, rights and limitations of such series, to the extent that the foregoing are not set forth in the Certificate of Incorporation, which resolutions are as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, Series A of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as set forth in this Certificate of Designation (the “Series A Preferred Terms”):

Each such share of Series A Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

1. Number of Shares and Designation. 480,000 shares of Preferred Stock of the Corporation shall constitute a series of Preferred Stock designated as “Series A Participating Preferred Stock” (the “Series A Preferred Stock”). The number of shares of Series A Preferred Stock may be increased (to the extent of the Corporation’s authorized and unissued Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors and the filing of a certificate of amendment to the Certificate of Incorporation with the Secretary of the State of Delaware. Shares of Series A Preferred Stock may be issued in fractional shares in whole-number multiples of 1/100th of a share and down to 1/100th of a share, which fractional shares will entitle the holder, in proportion to such holder’s fractional share, to all rights of a holder of a whole share of Series A Preferred Stock.

2. Rank. The Series A Preferred Stock shall, with respect to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise (a) rank senior and prior to the shares of Common Stock, and each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks junior to the Series A Preferred Stock (whether with respect to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise) (all of such equity securities, including the Common Stock, are collectively referred to herein as the “Junior Securities”), (b) rank on a parity with each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks senior to or junior to the Series A Preferred Stock (whether with respect to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise) (all of such equity securities are collectively referred to herein as the “Parity Securities”) and (c) rank junior to each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks senior to the Series A Preferred Stock (whether with respect to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise) (all of such equity securities are collectively referred to herein as the “Senior Securities”). The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any rights or options exercisable or exchangeable for or convertible into any of the Junior Securities, Parity Securities or Senior Securities, as the case may be. At the date of the initial issuance of the Series A Preferred Stock there will be no Parity Securities or Senior Securities authorized or outstanding.

3. Dividends.

(a) The holders of full or fractional shares of Series A Preferred Stock shall be entitled to receive out of funds legally available for the payment of dividends, when, as and if declared by the Board of Directors, dividends on the terms described below:

(i) Holders of shares of Series A Preferred Stock shall be entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends and distributions paid (whether in the form of cash or securities or any other form of property or assets, and including any dividend or distribution of shares of stock or other equity of any Person other than the Corporation, evidences of indebtedness of any Person, including, without limitation, the Corporation or any Subsidiary and any other assets) on the shares of Common Stock as if immediately prior to each record date for the Common Stock, shares of Series A Preferred Stock then outstanding were converted into shares of Common Stock (assuming the conversion has actually been effected in the manner set forth in Section 6).

(ii) In addition to the dividends in Section 3(a)(i), in the event the Authorized Share Condition has not been satisfied as of the 120th day after March 12, 2008, then, from such date to, but excluding, the date on which the Authorized Share Condition is satisfied, a cash dividend shall accrue, on a quarterly basis, to holders of record as they appear on the stock record books of the Corporation as of the first day of the month in which the relevant payment is to be made, equal to $16.875 per share, or in respect of each 1/100th fractional interest in the shares of Series A Preferred Stock, $0.16875 for each such fractional share (the “Additional Dividend”).

(b) Dividends payable pursuant to Section 3(a)(i) shall be payable or deliverable on the same date that such dividends or distributions are payable or deliverable to holders of shares of Common Stock, and no dividends shall be payable to holders of shares of Common Stock unless dividends contemplated by Section 3(a)(i) are also paid at the same time in respect of the Series A Preferred Stock.

(c) (i) If any Additional Dividend pursuant to Section 3(a)(ii) is declared by the Board of Directors, payment of such Additional Dividend amount will be made on February 15, May 15, August 15 and November 15 of each year with the first payment to be made on May 15 (unless such day is not a Business Day (as defined below), in which event such dividends shall be payable on the next succeeding Business Day) (each such payment date being a “Dividend Payment Date” and the period from the 120th day after March 12, 2008 until the first Dividend Payment Date and each such quarterly period thereafter being a “Dividend Period”). The amount of dividends payable on any shares of the Series A Preferred Stock for any period in which such shares are outstanding that is shorter or longer than a full Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months. As used herein, the term “Business Day” means any day except a Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York generally are authorized or required by law or other governmental action to close.

(ii) If any Additional Dividendpursuant to Section 3(a)(ii) is not declared by the Board of Directors on any Dividend Payment Date, such dividend shall cumulate and shall accrue on a daily basis whether or not in any fiscal year there shall be funds legally available therefor, so that if in any Dividend Period, dividends contemplated by Section 3(a)(ii) in whole or in part are not paid upon the Series A Preferred Stock, unpaid dividends shall accumulate as against the holders of Parity Securities and Junior Securities. All cumulated, accrued and unpaid dividends on the Series A Preferred Stock shall become payable on the date of the mandatory conversion pursuant to Section 6 to holders of record on such date, payment to be made promptly thereafter an in any event within 15 days; it being understood that no further declaration by the Board of Directors is necessary for payment on the date of mandatory conversion.

(iii) No dividends shall be payable to holders of shares of Common Stock unless accrued and unpaid dividends contemplated by Section 3(a)(ii) are also paid at the same time in respect of the Series A Preferred Stock.

(d) Each dividend shall be payable to the holders of record of shares of Series A Preferred Stock as they appear on the stock records of the Corporation at the close of business on such record dates (each, a “Dividend Payment Record Date”), which (i) with respect to dividends payable pursuant to Section 3(a)(i), shall be the same day as the record date for the payment of dividends to the holders of shares of Common Stock and (ii) with respect to dividends payable pursuant to Section 3(a)(ii), shall be the first day of the month in which the related payment is to be made.

(e) From and after the time, if any, that the Corporation shall have failed to pay any dividend contemplated by Section 3(a), (i) no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior Securities, nor shall any Junior

Securities be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of shares of Common Stock made for purposes of any employee or director incentive or benefit plans or arrangements of the Corporation or any Subsidiary or the payment of cash in lieu of fractional shares in connection therewith) for any consideration (nor shall any monies be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Securities) by the Corporation, directly or indirectly (except by conversion into or in exchange for Junior Securities or the payment of cash in lieu of fractional shares in connection therewith), and (ii) the Corporation shall not, directly or indirectly, make any payment on account of any purchase, redemption, retirement or other acquisition of any Parity Securities (other than for consideration payable solely in Junior Securities or the payment of cash in lieu of fractional shares in connection therewith) until, in the event of clause (x), no shares of Series A Preferred Stock remain outstanding and, in the event of clause (y), all such dividends have been paid in full.

4. Liquidation.

(a) “Liquidation Value” means (i) in the event of a Reorganization Event, the amount in cash, shares of stock, securities or other property issuable or payable to holders of the outstanding Series A Preferred Stock would have received had such holders, immediately prior to such Reorganization Event, converted their shares of Series A Preferred Stock into shares of Common Stock (assuming the conversion has actually been effected in the manner set forth in Section 6), (ii) otherwise in case of liquidation, dissolution or winding of the Company, the amount in cash, shares of stock, securities or other property issuable or payable to holders of the outstanding Series A Preferred Stock would have received had such holders, immediately prior to such liquidation, dissolution or winding up, converted their shares of Series A Preferred Stock into shares of Common Stock (assuming the conversion has actually been effected in the manner set forth in Section 6).

(b) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to receive the Liquidation Value of such shares in effect on the date of such liquidation, dissolution or winding up.

(c) Notwithstanding the preceding, In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock (i) shall not be entitled to receive the Liquidation Value of such shares until payment in full or provision for payment in full has been made of all claims of creditors of the Corporation and the liquidation preferences for all Senior Securities and (ii) shall be entitled to receive the Liquidation Value of such shares before any payment or distribution of any assets of the Corporation shall be made or set apart for holders of any Junior Securities. Subject to clause (i) above, if the assets of the Corporation are not sufficient to pay in full the Liquidation Value payable to the holders of shares of Series A Preferred Stock and the liquidation preference payable to the holders of any Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series A Preferred Stock and any such other Parity Securities ratably in accordance with the Liquidation Value and the liquidation preference for the Parity Securities, respectively.

(d) Neither a consolidation or merger of the Corporation with or into any other entity, nor a merger of any other entity with or into the Corporation, nor a sale or transfer of all or any part of the Corporation’s assets for cash, securities or other property shall by itself be considered a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.

5. Reorganization Event.

(a) Upon the occurrence of a Reorganization Event, holders of the outstanding shares of Series A Preferred Stock shall receive the Reorganization Event Consideration (on the date of the Reorganization Event). The Series A Preferred Stock shall be entitled to receive the payments above before any payment or distribution of any assets of the Corporation shall be made or set apart for holders of any Junior Securities.

(b) As used in this Section 5, “Reorganization Event Consideration” means the shares of stock, securities, cash or other property issuable or payable (as part of any reorganization, reclassification, consolidation, merger or sale in connection with the Reorganization Event) with respect to or in exchange for such number of outstanding shares of Common Stock as would have been received upon conversion of the shares of Series A Preferred Stock into shares of Common Stock (assuming the conversion has actually been effected in the manner set forth in Section 6).

6. Mandatory Conversion.

(a) General. Subject to the provisions of this Section 6, upon satisfaction of the Authorized Share Condition, each share of Series A Preferred Stock shall automatically convert into one hundred (100) shares of Common Stock as set forth below (and, therefore, each one hundredth (1/100th) fractional interest in a share of the Series A Preferred Stock will automatically convert into one share of Common Stock). The number of shares of Common Stock issuable upon automatic conversion of the Series A Preferred Stock upon satisfaction of the Authorized Share Condition shall remain at the fixed rate set forth in the preceding sentence.

(b) Mechanics of Mandatory Conversion.

(i) In the event of mandatory conversion pursuant to Section 6(a), the Corporation shall deliver as promptly as practicable written notice to each holder of full or fractional share(s) of Series A Preferred Stock specifying: (A) the Mandatory Conversion Date (as defined below); (B) the number of shares of Common Stock to be issued in respect of each share of Series A Preferred Stock that is converted; (C) the place or places where certificates for such shares are to be surrendered for issuance of certificates representing shares of Common Stock, which date shall be as soon as practicable following the Mandatory Conversion Date; and (D) that dividends on the shares to be converted will cease to accrue on such Mandatory Conversion Date. Unless the shares issuable upon mandatory conversion are to be issued in the same name as the name in which such shares of Series A Preferred Stock are registered, each share surrendered for mandatory conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder thereof or such holder’s duly authorized attorney and an amount sufficient to pay any transfer or similar tax in accordance with Section 6(b)(v). Within two Business Days after the surrender by the holder of the certificates for shares of Series A Preferred Stock as aforesaid, the Corporation shall issue and shall deliver to such holder, or on the holder’s written order to the holder’s transferee, a certificate or certificates for the number of shares of Common Stock issuable upon the mandatory conversion of such shares.

(ii) The mandatory conversion shall be deemed to have been effected at the close of business on the date of satisfaction by the Corporation of the Authorized Share Condition (the “Mandatory Conversion Date”). At such time on the Mandatory Conversion Date:

(A) the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such mandatory conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time; and

(B) such shares of Series A Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares shall immediately terminate, except the right to receive the Common Stock and other amounts payable pursuant to this Section 6.

All shares of Common Stock delivered upon mandatory conversion of the Series A Preferred Stock will, upon delivery, be duly and validly authorized and issued, fully paid and nonassessable, free from all preemptive rights and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith).

(iii) Holders of shares of Series A Preferred Stock at the close of business on a Dividend Payment Record Date shall be entitled to receive the dividend payable on such shares in accordance with Section 3 on the corresponding Dividend Payment Date notwithstanding the mandatory conversion thereof following such Dividend Payment Record Date and prior to such Dividend Payment Date. A holder of shares of Series A Preferred Stock on a Dividend Payment Record Date who (or whose transferee) tenders any such shares for mandatory conversion into shares of Common Stock on such Dividend Payment Date will be entitled to receive the dividend payable by the Corporation on such shares of Series A Preferred Stock in accordance with Section 3, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series A Preferred Stock for mandatory conversion.

(iv) The Corporation will procure, at its sole expense, the listing of the shares of Common Stock, subject to issuance or notice of issuance, on the principal domestic stock exchange on which the Common Stock is then listed or traded. The Corporation will take all commercially reasonable action as may be necessary to ensure that the shares of Common Stock may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the shares of Common Stock are listed or traded.

(v) Issuances of certificates for shares of Common Stock upon mandatory conversion of the Series A Preferred Stock shall be made without charge to any holder of shares of Series A Preferred Stock for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith or as a result of the holder being a non-U.S. person) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Common Stock in a name other than that of the holder of the Series A Preferred Stock to be converted, and no such issuance or delivery shall be made unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

7. Status of Shares. All shares of Series A Preferred Stock that are at any time converted pursuant to Section 6 and all shares of Series A Preferred Stock that are otherwise reacquired by the Corporation shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized but unissued shares of preferred stock, without designation as to series, subject to reissuance by the Board of Directors as shares of any one or more other series.

8. Redemption. The shares of Series A Preferred Stock are not redeemable.

9. Voting Rights.

(a) The holders of record of shares of Series A Preferred Stock shall be entitled to vote on an as-converted basis (i.e., giving the holder of a share of Series A Preferred Stock one hundred (100) votes) upon all matters to be voted upon by the holders of the Common Stock, voting together with the holders of Common Stock as a single class; provided that such as-converted voting rights shall not extend to any matter which is reserved for consideration (by law or by the Certificate of Incorporation) exclusively by the holders of Common Stock.

(b) Notwithstanding the foregoing, the holders of record of shares of Series A Preferred Stock shall vote or consent separately as a class, without the written consent or the affirmative vote at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Series A Preferred Stock, on any matter that would adversely affect the rights of the holders of the Series A Preferred Stock relative to the Common Stock or as required by applicable law.

(c) The holders of the shares of Series A Preferred Stock shall be entitled to notice of all shareholders’ meetings in accordance with the Certificate of Incorporation and By-Laws of the Corporation as if they were holders of Common Stock.

(d) Section 4.5 of the Certificate of Incorporation, which provides, inter alia, that no stockholder may cast votes with respect to 10% or more of the voting stock of the Corporation, regardless of the actual number of shares of voting stock beneficially held by such stockholder and that any voting stock held by a stockholder in excess of 10% will not count in the calculation of or toward a quorum at any meeting of shareholders, shall also apply to the voting rights of the Series A Preferred Stock described in this Section 9.

10. Merger or Consolidation of the Corporation. Without limiting the rights of the holders of the Series A Preferred Stock otherwise set forth herein, the Corporation will not merge or consolidate into, or sell, transfer or lease all or substantially all of its property to, any other corporation unless the successor, transferee or lessee corporation, as the case may be (if not the Corporation), (a) expressly assumes the due and punctual performance and observance of each and every covenant and condition hereof to be performed and observed by the Corporation and (b) expressly agrees to exchange, at the holder’s option, shares of Series A Preferred Stock for shares of the surviving corporation’s Capital Stock on terms substantially similar to the terms hereunder.

11. Certain Adjustments.

(a) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Corporation shall (x) declare a dividend or make a distribution on its Common Stock in shares of Common Stock (except to the extent that the holders of shares of Series A Preferred Stock have participated in such dividend or distribution pursuant to Section 3(a)(i)), (y) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (z) combine or reclassify the outstanding Common Stock into a smaller number of shares, at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification the number of outstanding shares of our Series A Preferred Stock held by each holder shall be adjusted proportionately upward or downward such that the number of shares of Series A Preferred Stock held by any holder of our Series A Preferred Stock immediately following such event will correspond to the number of shares of our common stock that such holder would have following such event if the Series A Preferred Stock held by such holder had been converted into our common stock immediately prior to such event.

(b) Certain Repurchases of Common Stock. In case the Corporation effects a Pro Rata Repurchase of Common Stock, the Company shall effect concurrently a Pro Rata Repurchase of Series A Preferred Stock, with terms and conditions equivalent to the Pro Rata Repurchase of Common Stock, on a pro rata (as-converted-to-Common-Stock) basis.

(c) Business Combinations. Subject to Section 5, in case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 11(a)), any shares of Common Stock issued or issuable upon mandatory conversion of the Series A Preferred Stock after the date of such Business Combination or reclassification, shall be exchangeable for the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such Business Combination or reclassification) upon mandatory conversion of the Series A Preferred Stock immediately prior to such Business Combination or reclassification would have been entitled upon such Business Combination or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holder of the Series A Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the mandatory conversion of the Series A Preferred Stock. In determining the kind and amount of stock, securities or the property receivable upon consummation of such Business Combination, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the holder of the Series A Preferred Stock shall have the right to make a similar election upon mandatory conversion of the Series A Preferred Stock with respect to the number of shares of stock or other securities or property which the holder will receive upon mandatory conversion of the Series A Preferred Stock.

(d) Adjustment for Unspecified Actions. If the Corporation takes any action affecting the Common Stock, other than actions described in this Section 11, which in the opinion of the Board of Directors would adversely affect the exercise rights of the holder of the Series A Preferred Stock, the number of outstanding shares of our Series A Preferred Stock held by each holder shall be adjusted for the holder’s benefit, to the extent permitted by law, in such manner, and at such time, as such Board of Directors after consultation with the holder of the Series A Preferred Stock shall reasonably determine to be equitable in the circumstances. Failure of the Board of Directors to provide for any such adjustment will be evidence that the Board has determined that it is equitable to make no such adjustments in the circumstances.

(e) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of these Series A Preferred Terms and in taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock.

12. Other Covenants.

(a) The Corporation shall use commercially reasonable efforts to satisfy the Authorized Share Condition as promptly as practicable after the date hereof.

(b) In the event that the Corporation authorizes any additional shares of Common Stock following the initial issuance date of the Units, such shares must first be used by the Corporation to satisfy the Authorized Share Condition and the Corporation shall not apply or reserve such shares for any other purpose until the Authorized Share Condition has been satisfied.

13. No Other Rights. The shares of Series A Preferred Stock shall not have any relative, participating, optional or other special rights and powers, except as set forth herein or as may be required by law.

14. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated:

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities by contract or otherwise.

“Authorized Share Condition” means that the Corporation has a sufficient number of authorized and unissued (and not reserved for issuance for other purposes) shares of Common Stock on reserve and registered on a registration statement under the Securities Act for the settlement in all circumstances of all outstanding Purchase Contracts by the delivery of, and the automatic conversion of all outstanding shares of Series A Preferred Stock into, shares of Common Stock.

“Beneficially Own,” “Beneficial Owner” and “Beneficial Ownership” are defined in Rules 13d-3 and 13d-5 of the Exchange Act.

“Board of Directors” means the board of directors of the Corporation.

“Business Combination” means a merger, consolidation, statutory share exchange or similar transaction to which the Corporation is a party.

“Capital Stock” means (A) with respect to any Person that is a corporation or company, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such Person and (B) with respect to any Person that is not a corporation or company, any and all partnership or other equity interests of such Person.

“Common Stock” means the Corporation’s common stock, par value $0.01 per share, and any Capital Stock for or into which such Common Stock hereafter is exchanged, converted, reclassified or recapitalized by the Corporation or pursuant to an agreement or Business Combination to which the Corporation is a party.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Ordinary Cash Dividends” means a regular quarterly cash dividend out of surplus or net profits legally available therefor (determined in accordance with generally accepted accounting principles, consistently applied) and consistent with past practice

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“Pro Rata Repurchases” means any purchase of shares of Common Stock or Series A Preferred Stock, as the case may be, by the Corporation or any Affiliate thereof pursuant to any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or pursuant to any other offer available to substantially all holders of Common Stock, or of Series A Preferred Stock, as applicable whether for cash, shares of Capital Stock of the Corporation, other securities of the Corporation, evidences of indebtedness of the Corporation or any other person or any other property (including, without limitation, shares of Capital Stock, other securities or evidences of indebtedness of a subsidiary of the Corporation), or any combination thereof, effected while any shares of Series A Preferred Stock are outstanding; provided, however, that “Pro Rata Repurchase” shall not include any purchase of shares by the Corporation or any Affiliate thereof made in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act. The “effective date” of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

“Purchase Contract(s)” means the purchase contract(s) issued by the Corporation in connection with the public offering of Equity Units on March 12, 2008.

“Reorganization Event” means, with respect to the Corporation, the occurrence of any one of the following events, in each case as a result of which holders of Common Stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for shares of Common Stock:

•	any consolidation or merger of the Corporation with or into another person or of another person with or into the Corporation (other than a consolidation or merger in which the Cor-

poration is the continuing corporation and in which its shares of common stock outstanding immediately prior to the consolidation or merger are not exchanged for cash, securities or other property of the Corporation or another person); or

•	any sale, transfer, lease or conveyance to another person of all or substantially all of the assets of the Corporation; or

•	any statutory share exchange of the Corporation with another person (other than in connection with a merger or acquisition);

•	any liquidation, dissolution or termination of the Corporation.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Subsidiary” of a Person means any Person of which such Person owns or controls 51% or more of the outstanding equity securities either directly or through an unbroken chain of entities, as to each of which 51% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, that there shall not be included any such entity to the extent that the equity securities of such entity were acquired in satisfaction of a debt previously contracted in good faith or are owned or controlled in a bona fide fiduciary capacity.

“Voting Securities” means the Corporation’s then outstanding securities eligible to vote for the election of directors.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by Anne Gill Kelly, Secretary of the Corporation, on behalf of the Corporation as of the 12th day of March, 2008.

By:	/s/ Anne Gill Kelly
Name:	Anne Gill Kelly
Title:	Secretary of the Corporation

[Signature Page to Certificate of Designations of Series A Preferred Stock]